

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2015

Michael Nathenson
Chief Financial Officer
Blue Buffalo Pet Products, Inc.
11 River Road
Wilton, CT 06897

> **Re:** **Blue Buffalo Pet Products, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 11, 2015**
> **CIK No. 0001609989**

Dear Mr. Nathenson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15 – Commitments and Contingencies, page F-15

Litigation & Settlements

1. We note your disclosure regarding various lawsuits, alleging "false advertising, commercial disparagement and unjust enrichment" as to products that may have contained ingredients that were inconsistent with labeling, and "false claims" that

your products provide superior nutrition and health benefits. You state that your liability may be material and that your brand, reputation, business, financial condition and results of operations, may be adversely affected.

If it is at least reasonably possible that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material, you must either disclose the amount of loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made. See FASB ASC 450-20-50-4.

If you have concluded that an estimate of the loss or range of loss cannot be made, provide us a reasonably detailed analysis that supports your conclusion. As part of your analysis, quantify the damages sought and explain how you considered that amount in concluding that an estimate cannot be made.

Separately, see Item 303(a)(1) and (3)(ii) of Regulation S-K and FRC 501.12.b.3 (Section III.B.3 of SEC Release No. 33-8350) concerning the reasonably likely effects of these uncertainties on your liquidity, capital resources, and results of operations.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Lily Dang, Staff Accountant, at (202) 551-3867. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kenneth B. Wallach
        Simpson Thacher & Bartlett LLP